Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2017	2016
Income (loss) from continuing operations before taxes	$1,518	$1,262
Sub-total of fixed charges	201	202
Sub-total of adjusted income (loss)	1,719	1,464
Interest on annuities and financial products	1,933	1,910
Adjusted income (loss) base	$3,652	$3,374
Fixed Charges
Interest and debt expense	$190	$202
Interest expense (income) related to uncertain tax positions	-	(11)
Portion of rent expense representing interest	11	11
Sub-total of fixed charges excluding interest on
annuities and financial products	201	202
Interest on annuities and financial products	1,933	1,910
Total fixed charges	$2,134	$2,112

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	8.55	7.25
Ratio of adjusted income (loss) base to total fixed
charges	1.71	1.60